Exhibit 99.1

Canaan Inc. Extends Collaboration with Tether on New Form Factors for Mining and Compute Systems.

Canaan has successfully developed customized hash boards for Tether under a pre-agreed R&D framework

Modular architecture enables higher compute density, reduced waste, simplified maintenance, and easier upgrade capability

SINGAPORE, April 28, 2026 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that it has secured a follow-on order from Tether for high-density mining hash board modules (the “Modules”). These Modules were custom-developed by Canaan to support Tether’s next-generation immersion-cooled mining and compute systems.

The agreement follows a successful proof-of-concept (POC) R&D project in 2025 in collaboration with Tether and ACME Swisstech, a Swiss based R&D company developing innovative mining system solutions. The follow-on order will be deployed to a Tether-affiliated mining facility in South America. Under the 2025 framework agreement, Canaan developed the Modules and provided support for Tether’s development of their custom control boards and mining management systems. These components integrate the Modules into self-contained mining units with direct system-level integration. This architecture simplifies infrastructure and operations while enabling optimized thermal management, dynamic hash rate control, and increased compute density.

The Modules form part of Canaan’s next-generation modular mining and compute hardware platform built around its advanced ASIC chips. This approach enables flexible integration into partner-designed systems, particularly for immersion-cooled deployments.

The system designed by ACME Swisstech integrates Canaan’s modular platform to deliver an innovative, integrated bitcoin mining solution that offers several advantages over traditional mining system designs by decoupling the compute layer from power supply and enclosure components, including improved efficiency, reliability, and uptime in large-scale operations.

“As a leader at the forefront of market trends, we are seeing growing demand for modular, high-performance hardware that can be integrated directly into customer-designed systems,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “Leveraging our strong ASIC design expertise and flexible development platform, we are delivering customized hash board solutions that enable partners to optimize system architecture at the component level. Our Avalon hash board module enables more flexible, on-demand deployment at the component level while improving efficiency and reducing operational complexity, particularly in immersion-cooled systems. We believe this reflects a broader industry shift toward greater control and customization of compute infrastructure across a wide range of users, from individual users and small businesses to large-scale miners.”

“Most mining infrastructure is still built as sealed, fixed units, which makes it expensive to scale and inefficient to run. Tether is revisioning that concept by deploying modular compute that can be tuned, upgraded, and cooled independently, so we can directly control cost, efficiency, and how these systems perform at scale,” said Paolo Ardoino, CEO of Tether.

“The close collaboration with Canaan and Tether allows us to design and deliver mining systems that are radically different from today’s plug-and-play, retail-oriented products in the market and take a holistic, industrial co-design approach aimed for large-scale operations,” said Giv Zanganeh, president of ACME Swisstech.

The agreement also includes an option for Tether to purchase additional module volume in future phases, supporting potential expansion as deployments scale.

The collaboration reflects a broader trend toward partner-driven, modular mining architectures, where infrastructure operators design optimized systems around high-performance compute building blocks.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

About Tether

Tether is the issuer of USDT, the world’s largest and most widely adopted stablecoin. As a leading blockchain technology company, Tether contributes to the wider Bitcoin mining community with open-source mining software solutions to support efficient and scalable Bitcoin network growth.

About ACME Swisstech

ACME Swisstech is a Swiss-based R&D and project management company designing and delivering hardware and software solutions for industrial scale data centers for Bitcoin mining.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

###

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory
Christian Arnell
Email: canaan@christensencomms.com

Public Relations Contact

BlocksBridge Consulting
Jesse Colzani
Email: canaan@blocksbridge.com